Exhibit 10.10

March 26, 2014

Jeffrey Black

7281 Calle Conifera

Carlsbad, CA 92009

Dear Jeff,

We are pleased to confirm our offer of employment for the position of Chief Financial Officer at AltheaDx, Inc. (“AltheaDx” or the “Company”). This position will report to the Company’s CEO. This letter agreement sets forth the basic terms and conditions that will govern your employment. Your employment start date is expected to be April 7, 2014.

Please note that this offer of employment is contingent upon the results of an outside background check and reference check without any adverse disclosures whatsoever. Crimincal, social security number, references, and degree verification screenings will be performed. We reserve the right, in our sole discretion, to rescind this offer based on the results of the background check.

1.    Salary. You are being offered a salary of $12,291.67 per pay period, which is equivalent to $295,000 annually, less required withholdings and deductions. Your salary will be paid semi-monthly in accordance with the Company’s normal payroll practices. Your Base Salary will not be subject to any decreases, except pursuant to a salary reduction program applied evenly on a percentage basis to all of the Company’s senior executive officers.

2.    Bonus. For each calendar year of employment, you will be eligible for an annual discretionary bonus (the “Bonus”) in the target amount of 45% of your then-current base salary (the “Target Amount”). Whether you receive a Bonus for any given year, and the amount of any such Bonus, will be determined by the Company’s Board of Directors (“Board”) in its sole discretion based upon the Company’s and your achievement of written objectives and milestones to be determined on an annual basis by the Board. Based upon the level of achievement of such written objectives and milestones, as determined by the Board, the Bonus amount for any given year may be below or above the Target Amount, as low as 0% or as high as 70% of your then-current base salary. Any Bonus paid will be paid in a lump sum cash payment, less required withholdings and deductions. In order to earn a Bonus for any given year, you must remain employed by the Company through and including the payout date for the Bonus. Assuming all other criteria are met, you will be eligible for a pro-rated Bonus based on your partial year of service in 2014.

3.    Equity. Subject to the approval of the Company’s Board, and pursuant to the Company’s equity incentive plan (the “Plan”), the Company shall grant you an option to purchase 225,000 shares of the Company’s common stock, at an exercise price equal to the stock’s fair market value per share, as determined by the Board, as of the date of grant (the “Option”). The Option will be subject to the terms and conditions of the Plan, and the corresponding grant notice and stock option agreement. Subject to your continued service to the Company, 25% of the shares of common stock subject to the Option will vest on the first anniversary of your Company employment start date, and the remainder shall vest at a rate of 1/48th per month thereafter, with the Option being fully vested after four (4) years from the date of your Company employment start date.

4.    Benefits. You shall be entitled to the Company’s basic employment benefits available to all employees. Details of the Company’s benefits: medical and dental coverage; 401(k) plan; and long-term and short-term disability insurance will be sent to you under separate cover. You will be eligible to accrue paid time off at a rate of 20 days per year, subject to the Company’s paid time off policy and practices.

5.    Duties. Your duties generally will be in the areas of Finance; however, you may be assigned other duties based on Company needs.

As an exempt employee, you are required to exercise your specialized expertise, independent judgment and discretion to provide high-quality services. You are required to follow office policies and procedures adopted from time to time by the Company and to take such general direction as you may be given from time to time by your superiors. AltheaDx reserves the right to change these policies and procedures at any time. You are required to devote your full energies, efforts and abilities to your employment, unless the Company expressly agrees otherwise. You are not permitted to engage in any business activity that competes with AltheaDx.

6.    Hours of Work. As an exempt employee, you are expected to work the number of hours required to get the job done, and you will not be eligible for overtime pay.

7.    Indemnification. Pursuant to the Company’s bylaws, the Company will indemnify you with respect to any actual or threatened legal claims arising from your lawful service on behalf of the Company.

8.    Immigration Documentation. Employment with AltheaDx is contingent upon your ability to prove your identity and authorization to work in the U.S. You must comply with the Immigration and Naturalization Service’s employment verification requirements.

9.    Protection of Third Party Information/Representation and Warranty of Employee. In your work for the Company, you are forbidden from using or disclosing any confidential information, including trade secrets, of any former employer or other person to whom you have an obligation of confidentiality. Rather, you are expected to use only that information which is generally known and used by persons with training and experience comparable to your own, which is common knowledge in the industry or otherwise legally in the public domain, or which is otherwise provided or developed by the Company or by you in the course of your employment. You agree that you have not, and will not in the future, bring onto Company premises, or use in connection with your employment with the Company, any unpublished documents or property belonging to any former employer or other person to whom you have an obligation of confidentiality. You hereby represent that you are not a party to any contract that may restrict your activities on behalf of the Company.

10.    At-Will Employment. Your employment with AltheaDx is “at-will.” This means that, subject to section 11 below, either you or AltheaDx can terminate, with or without notice, the employment relationship at any time and for any reason or no reason at all. The “at-will” nature of the employment relationship between you and the Company cannot be changed unless the change is in writing and signed by both you and the Chairman of the Board.

11.    Severance.

11.1    Employment Termination. If your employment is terminated by the Company for any reason or no reason (including for Cause), due to your resignation for any reason (including Good Reason), or due to your death or disability, the Company will pay your base salary and any benefits or other compensation earned and/or accrued through the date of termination at the rate in effect at the time of termination, less standard deductions and withholdings. Except as specifically provided for below in sections 11.3 and 11.4, you shall have no other rights to any other compensation or benefits following the employment termination date.

11.2    Employment Termination by Company without Cause or Resignation for Good Reason. If the Company terminates your employment without Cause (and other than due to your death or disability), or you resign your employment for Good Reason, then you will be eligible to receive the applicable cash severance benefits described below in section 11.3, provided that you (a) remain in compliance with your obligations owed to the Company (including all obligations under the Proprietary Information and Inventions Agreement), and (b) deliver an executed waiver and release of claims in a form acceptable to the Company, which may be included by the Company in a separation agreement (the “Release”), within the applicable deadline set forth therein, but in no event later than 45 days following your termination date, and you permit the Release to become effective in accordance with its terms (such latest permitted date, the “Release Deadline”). If your employment terminates for any reason other than a termination without Cause by the Company or a Good Reason resignation, or if you do not timely execute a

Release that becomes effective on or before the Release Deadline, then you will not be eligible to receive any cash severance benefits under section 11.3.

11.3    Cash Severance Benefits. You will be eligible to receive your base salary (at the level existing at time of your termination) for the six (6) month period immediately following the date of your termination without Cause by the Company or your resignation for Good Reason (the “Severance Benefit Period”). The cash severance benefits provided in this section 11.3 will be subject to all applicable withholdings and deductions and will be paid in equal installments in accordance with the Company’s regular payroll practices over the Severance Benefit Period. Notwithstanding the above, any cash severance benefits scheduled to be paid to you prior to the effectiveness of the Release shall instead accrue and be paid to you in the first payroll period following the Release effective date, with the remainder of the cash severance benefit payments to be made as originally scheduled.

11.4    Additional Change in Control Related Severance Benefits. In the event that your employment is terminated by the Company or any successor entity without Cause (and other than due to your death or disability), or you resign your employment for Good Reason, , and provided such employment termination occurs within the twelve (12) month period immediately following the effective date of a Liquidation Transaction, then subject to your delivery to the Company of an effective Release as required pursuant to section 11.2, one-hundred percent (100%) of the then unvested shares subject to your Option shall immediately accelerate vesting and exercisability.

12.    Definitions.

12.1    Cause. For purposes of this letter agreement, “Cause” for termination of employment shall mean: (a) your failure, disregard or refusal to perform your material duties or obligations to AltheaDx; (b) any willful, intentional or negligent act by you having the effect of materially injuring (whether financially or otherwise) the business or reputation of AltheaDx or any of its affiliates, including but not limited to, any senior officer, director or executive of AltheaDx; (c) willful misconduct by you with respect to any of your material duties or obligations, including, without limitation, willful insubordination with respect to directions received by you from the Board; (d) your indictment of any felony involving moral turpitude (including entry of a nolo contendere plea); (e) the good faith determination by the Board that you engaged in some form of harassment or discrimination prohibited by law (including, without limitation, age, sex or race harassment or discrimination); (f) your misappropriation or embezzlement of the property of AltheaDx or its affiliates (whether or not a misdemeanor or felony); and (g) your material breach of any of the provisions of this letter agreement, of any AltheaDx policy, and/or of your Proprietary Information and Inventions Agreement with AltheaDx; provided, however, that the actions or conduct described in clauses (a), (c) and (g) above will constitute Cause only if such actions or conduct continue after the Board has provided you with written notice thereof and thirty (30) days opportunity to cure the same (provided that the Board is not obligated to provide such written notice and opportunity to cure if the action or conduct is not reasonably susceptible to cure). The determination that a termination is for Cause shall be made by the Board in its sole, good faith, discretion.

12.2    Good Reason. For purposes of this letter agreement, “Good Reason” shall mean your resignation from service with the Company upon any of the following without your prior written consent: (a) your base salary is reduced by more than thirty percent (30%) of your then current base salary; (b) your duties, authority or responsibilities are materially reduced; (c) the occurrence of a material breach by the Company of any of its obligations to you under this letter agreement (including without limitation a reduction in salary other than in accordance with Section 1). Notwithstanding the foregoing, in order to resign for Good Reason, you must (1) provide written notice to the Company within 60 days after the first occurrence of the event giving rise to Good Reason setting forth the basis for your resignation, (2) allow the Company at least 30 days from receipt of such written notice to cure such event, and (3) if such event is not reasonably cured within such period, your resignation from all positions you then hold with the Company is effective not later than 90 days after the expiration of the cure period.

12.3    Liquidation Transaction. For purposes of this letter agreement, “Liquidation Transaction” shall have the meaning described in the Company’s Amended and Restated Certificate of Incorporation, as such may be amended from time to time, a copy of which has been provided to you.

13.    Section 409A. Notwithstanding anything to the contrary herein, the following provisions apply to the extent severance benefits provided herein are subject to Section 409A of the Code and any state law of similar effect (collectively “Section 409A”). Severance benefits shall not commence until you have had a “separation from service” (as defined under Treasury Regulation Section 1.409A-1(h), without regard to any alternative definition thereunder, a “Separation from Service”). Each installment of severance benefits is a separate “payment” for purposes of Treasury Regulations Section 1.409A-2(b)(2)(i), and the severance benefits are intended to satisfy the exemptions from application of Section 409A provided under Treasury Regulations Sections 1.409A-1(b)(4), 1.409A-1(b)(5) and 1.409A-1(b)(9), as applicable. However, if such exemptions are not available and you are, upon Separation from Service, a “specified employee” for purposes of Section 409A, then, solely to the extent necessary to avoid adverse personal tax consequences under Section 409A, the timing of the severance benefits payments shall be delayed until the earlier of (i) six (6) months and one day after your Separation from Service, or (ii) your death. No interest will be due on any amounts so deferred.

None of the severance benefits will be paid or otherwise delivered prior to the effective date (or deemed effective date) of the Release. If the severance benefits are not covered by one or more exemptions from the application of Section 409A and the Release could become effective in the calendar year following the calendar year in which your Separation from Service occurs, the Release will not be deemed effective any earlier than the Release Deadline. The severance benefits are intended to qualify for an exemption from application of Section 409A or comply with its requirements to the extent necessary to avoid adverse personal tax consequences under Section 409A, and any ambiguities herein shall be interpreted accordingly.

14.    Section 280G; Limitations on Payment.

14.1    If any payment or benefit you will or may receive from the Company or otherwise (a “280G Payment”) would (i) constitute a “parachute payment” within the meaning of Section 280G of the Code, and (ii) but for this sentence, be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then any such 280G Payment provided pursuant to this letter agreement (a “Payment”) shall be equal to the Reduced Amount. The “Reduced Amount” shall be either (x) the largest portion of the Payment that would result in no portion of the Payment (after reduction) being subject to the Excise Tax or (y) the largest portion, up to and including the total, of the Payment, whichever amount (i.e., the amount determined by clause (x) or by clause (y)), after taking into account all applicable federal, state and local employment taxes, income taxes, and the Excise Tax (all computed at the highest applicable marginal rate), results in your receipt, on an after-tax basis, of the greater economic benefit notwithstanding that all or some portion of the Payment may be subject to the Excise Tax. If a reduction in a Payment is required pursuant to the preceding sentence and the Reduced Amount is determined pursuant to clause (x) of the preceding sentence, the reduction shall occur in the manner (the “Reduction Method”) that results in the greatest economic benefit for you. If more than one method of reduction will result in the same economic benefit, the items so reduced will be reduced pro rata (the “Pro Rata Reduction Method”).

14.2    Notwithstanding any provision of section 14.1 to the contrary, if the Reduction Method or the Pro Rata Reduction Method would result in any portion of the Payment being subject to taxes pursuant to Section 409A that would not otherwise be subject to taxes pursuant to Section 409A, then the Reduction Method and/or the Pro Rata Reduction Method, as the case may be, shall be modified so as to avoid the imposition of taxes pursuant to Section 409A as follows: (A) as a first priority, the modification shall preserve to the greatest extent possible, the greatest economic benefit for you as determined on an after-tax basis; (B) as a second priority, Payments that are contingent on future events (e.g., being terminated without Cause), shall be reduced (or eliminated) before Payments that are not contingent on future events; and (C) as a third priority, Payments that are “deferred compensation” within the meaning of Section 409A shall be reduced (or eliminated)

before Payments that are not deferred compensation within the meaning of Section 409A.

14.3    Unless you and the Company agree on an alternative accounting firm or law firm, the accounting firm engaged by the Company for general tax compliance purposes as of the day prior to the effective date of the Liquidation Transaction shall perform the foregoing calculations. If the accounting firm so engaged by the Company is serving as accountant or auditor for the individual, entity or group effecting the Liquidation Transaction, the Company shall appoint a nationally recognized accounting or law firm to make the determinations required by this section 14. The Company shall bear all expenses with respect to the determinations by such accounting or law firm required to be made hereunder. The Company shall use commercially reasonable efforts to cause the accounting or law firm engaged to make the determinations hereunder to provide its calculations, together with detailed supporting documentation, to you and the Company within fifteen (15) calendar days after the date on which your right to a 280G Payment becomes reasonably likely to occur (if requested at that time by you or the Company) or such other time as requested by you or the Company.

14.4    If you receive a Payment for which the Reduced Amount was determined pursuant to clause (x) of Section 14.1 and the Internal Revenue Service determines thereafter that some portion of the Payment is subject to the Excise Tax, you agree to promptly return to the Company a sufficient amount of the Payment (after reduction pursuant to clause (x) of Section 14.1) so that no portion of the remaining Payment is subject to the Excise Tax. For the avoidance of doubt, if the Reduced Amount was determined pursuant to clause (y) of Section 14.1, you shall have no obligation to return any portion of the Payment pursuant to the preceding sentence.

15.    Proprietary Information Agreement. As a condition of employment, you must sign and abide by the terms of the enclosed Proprietary Information and Inventions Agreement, which is attached hereto as Exhibit A.

16.    Arbitration. As a condition of employment, you must sign an arbitration agreement, which is attached hereto as Exhibit B.

17.    No Mitigation Required. In no event will you be obligated to seek other employment or take other action by way of mitigation of the amounts payable to you under any of the provisions of this letter agreement, and such amounts will not be reduced (except as otherwise specifically provided herein) whether or not you obtain other employment.

18.    Integrated Agreement. This letter agreement, along with the Exhibits, constitutes the complete, final and exclusive embodiment of the entire agreement between you and the Company with regard to its subject matter. It is entered into without reliance on any promise or representation, written or oral, other than those expressly contained herein, and it supersedes any other such promises, warranties or representations. This letter agreement may not be modified or amended except in a writing signed by both you and the Chairman of the Board. This letter agreement will be deemed to have been entered into and will be construed and enforced in accordance with the laws of the State of California as applied to contracts made and to be performed entirely within California. Any ambiguity in this letter agreement shall not be construed against either party as the drafter. Any waiver of a breach of this letter agreement shall be in writing and shall not be deemed to be a waiver of any successive breach. This letter agreement may be executed in counterparts and facsimile signatures will suffice as original signatures.

We look forward to you joining our organization. In order to confirm your acceptance of employment with AltheaDx, please sign one copy of this letter agreement and return it to Greg Hamilton. The other copy is for your records. If you wish to discuss anything set forth in this offer letter, please do not hesitate to contact Greg Hamilton directly at 858-224-7200.

Very truly yours,

ALTHEADX, INC.

By:	/s/ Greg Hamilton
Greg Hamilton CEO

I agree to and accept the terms of employment set forth in this letter agreement.

/s/ Jeffrey Black Jeffrey Black	3/27/14 Date